Mail Stop 3561

June 15, 2009

Thomas E. Plimpton
Vice Chairman, Principal Financial Officer
PACCAR, Inc.
777 106th Ave N.E.
Bellevue, WA 98004

      Re: PACCAR, Inc.
             File No. 001-14817
             Form 10-K: For the fiscal year ended December 31, 2008
             Form 10-Q: For the quarterly period ended March 31, 2009

Dear Mr. Plimpton:

      We have reviewed your May 26, 2009 correspondence and have the following comments. We believe you should revise your future filings in response these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. In addition, some of our comments request additional information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR within ten business days from the date of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1: Business, page 2

1.   Please revise to define the various class markets in which you manufacture trucks. Please provide us with a copy of your intended revised disclosure.

Management Discussion and Analysis, page 24

Results of Operation, page 24

2.   We note your response to our prior comment 1 and your confirmation that you will quantify the factors that cause material changes in your results of operations. Please ensure that your revised disclosure is sufficiently detailed in explaining the factors cited and analyzing the underlying reasons for the factors. Following on with the example related to SG&A, you state that the expense declined due to $36.4 million of reductions in worldwide spending, partially offset by $15.2 million of foreign currency translation effects, but you do not explain how the spending reductions were accomplished, what areas they affected, nor whether these spending reductions are temporary or long-term in nature (i.e., whether they

can be expected to continue in the future). For a company with the size and breadth of operations as yours, we do not believe that a single sentence disclosure, such as the example you provided, can adequately discuss and analyze your results sufficient to provide your owners and prospective owners with the depth of understanding and knowledge necessary to evaluate your results. Given that your response letter states that you place a high degree of emphasis on providing full and fair disclosures, it is not clear to us why you believe a single-sentence disclosure with no analysis results in full and fair disclosure. Please note that this comment is not limited to the example provided above. Please revise accordingly and provide us with a copy of your intended revised disclosure.

3.   We note your response to our prior comment 2. You state that you discuss truck segment cost of sales as part of the gross margin discussion. However, the term cost of sales is not mentioned once in your disclosure, you do not quantify cost of sales or its change from the prior period, and you do not quantify or analyze the underlying reasons for the factors that impacted cost of sales. We believe that the factors that impact cost of sales are not readily apparent in your presentation, and therefore we reissue the comment. Please revise to discuss and analyze cost of sales separately. Please provide us with a copy of your intended revised disclosure and ensure that it is detailed and meaningful. See below for other related comments.

4.   We note your response to our prior comment 3, but we do not believe that your response adequately addresses our comment. Your proposed disclosure related to the increase in financial services revenue is overly vague and does not provide sufficiently detailed qualitative or quantitative analysis that we requested in our prior comment. In addition, your proposed disclosure related to research and development expense, which you believe to be satisfactory, does not provide any additional information beyond that in your filing. Therefore, we reissue the comment. Please revise to provide more emphasis on analyzing underlying reasons for factors to which variances are attributed. Please note that this comment applies to your entire results of operations disclosure. Please provide us with a copy of your intended revised disclosure.

Truck Outlook, page 26

5.   When discussing known trends and forward-looking information, please provide, to the extent available, your beliefs as to how such known trends will affect your business specifically.

Liquidity and Capital Resources, page 27

6.   We note your response to our prior comment 4. With respect to cash provided by operating activities, you state that operating cash flow decreased $750.5 million mainly due to lower net income and an increase in working capital requirements. While we agree that your net income was lower, net income is on an accrual basis

rather than on a cash basis. Net income adjusted for items in net income not affecting cash actually resulted in a positive contribution to cash flows of approximately $84 million in 2008 as compared to 2007. With respect to your proposed disclosures related to cash used in investing and financing activities, we believe you should revise to analyze the underlying reasons for the factors cited. For example, explain why borrowings decreased, why cash dividends decreased, and why you liquidated a portion of your marketable debt securities portfolio. Please provide us with a copy of your intended revised disclosure.

Commitments, page 28

7. We note your responses to our prior comments 5 and 6. In your response to prior comment 5, you state that you propose to indicate in a footnote to the contractual obligation table that interest payments are excluded as they are not material since the majority of your debt is variable rate. It is not clear to us why the fact that an interest rate is variable means the associated interest is not material. Please explain. In addition, we reissue our prior comment. As this table is intended to increase the transparency of cash flow, we believe that you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows. This disclosure should be made in this item of your filing and not be made by reference to another item of your filing. In your response to prior comment 6, you state that 98% of your contractual commitments with a maturity more than one year mature within one to three years. It is not clear to us how investors are supposed to know this unless you disclose it to them. In addition, this fact does not alleviate your obligation to comply with the disclosures required by Item 303(a)(5) of Regulation S-K, which states that a presentation covering at least the periods specified shall be included. Therefore, please revise to format the periods in your contractual obligation table consistent with payments due by periods as shown in Item 303(a)(5) of Regulation S-K. Please provide us with a copy of your intended revised disclosure.

Critical Accounting Policies, page 29

8. We note your response to our prior comment 7, which we do not believe to be adequately responsive to our comment. With respect to derivatives, we do not believe that a reference to the market risks disclosure on page 54 provides all of the disclosures required under this item. Your disclosure for operating leases does not specify any of the actual assumptions or judgments made or allow

owners and prospective owners to understand how differing assumptions would impact your estimates. We note the expanded disclosure related to the allowance for credit losses, but continue to believe that this disclosure should be expanded to provide actual assumptions such as the likelihood of collecting current and past due accounts, repossession rates, and the recovery rate on underlying collateral. We acknowledge the expanded pension disclosures, but believe you should also address other assumptions such as long-term rates of return on plan assets, inflation rates, and retirement rates, all of which you referred to in your original disclosure in critical accounting estimates. Accordingly, we reissue our prior comment. Your disclosures here do not provide investors with the actual material assumptions and judgments you made in arriving at significant estimates included in your financial statements, nor do they provide investors with the ability to understand how differing assumptions and judgments would impact your estimates. For example, your disclosure of critical accounting estimates related to the allowance for credit losses refers generally to the likelihood of collecting past-due accounts, repossession rates, and the recovery on the underlying collateral, but does not disclose any of the actual assumptions and judgments, how those assumptions and judgments have in the past or may in the future change, and what effects any of those changes may have on your financial statements. Please revise your critical accounting estimates disclosure accordingly and provide us with a copy of your intended revised disclosure. Refer to FR-72.

Notes to the Consolidated Financial Statements, page 36

Note D: Finance and Other Receivables, page 38

9.   We note your response to our prior comments 11 and 13. We note that you propose to provide disclosure of information on loans on non-accrual status, repossessed assets, and impaired loans if they become significant in the future. For purposes of providing transparency to your investors and for comparability with disclosures of others in your industry that provide such disclosures, we believe you should revise to provide these disclosures in future filings. The fact that these items are not, in your judgment, material may in fact be an important point of consideration to your investors and prospective investors when evaluating the performance of your finance segment. Please revise accordingly and provide us with a copy of your intended revised disclosure.

10.   Refer to prior comment 12. We believe your disclosures could be improved and made more user-friendly and clear by the use of tables to disclose contractual maturities of finance and other receivables, by major receivable category, and allowance for losses, by major receivable category, rather than including such information in narrative text form. Please revise accordingly.

11.   We note your response to our prior comment 14. You state that you believe the additional disclosure to be added to the finance and other receivables note as discussed in the response to our prior comment 11 will enhance investors

understanding of the characteristics of the assets in your portfolio. We do not believe this is adequately responsive to our comment because the proposed disclosure in response to our prior comment 11 provides only a general description of what each caption is, but is not qualitative data about the characteristics of the assets within those categories. Please revise accordingly and provide us with a copy of your intended revised disclosure.

Note H: Accounts Payable and Accrued Expenses, page 40

12.   Please quantify for us the significant components of "other" for the periods presented.

Note S: Segment and Related Information, page 49

13.   In your response to our prior comment 16, you state that you do not measure operating profit for parts sales. However, we note that on page 16 of your 2008 annual report to shareholders you affirmatively state that PACCAR Parts "achieved excellent results in 2008 with strong sales and profit performance." Please explain to us how you are able to assert to your investors that your parts business achieved strong profits if you do not – as you state in your response letter to us – measure profits for your parts business. Specifically, please tell us the exact method of computing profit as relied upon in making the disclosure in your annual report to shareholders and provide us with such profit calculations for the three years ended December 31, 2008, the interim periods to date in 2009 and the comparable prior year interim periods. Also, please tell us and quantify for us the direct costs associated with parts sales that are separately identified, as indicated in your response. With respect to the statement to your shareholders regarding the parts business's strong sales and profits, it would appear from this statement that you do in fact have discrete financial information that is reviewed by management. Please advise. In addition, in your response you state that your parts operations have similar economic characteristics as your truck operations. Please explain to us the basis for your assertion and provide us with the quantitative data you relied upon in making that conclusion as of December 31, 2008. Please also include in your response an assessment of the similarity of the economic characteristics of the truck and parts operations subsequent to December 31, 2008.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Management Discussion and Analysis, page 18

Results of Operation, page 18

14.   Similar to our various comments on your MD&A disclosures in your Form 10-K for the year ended December 31, 2008, we believe that your MD&A disclosures in your Form 10-Q require substantial improvement and expanded disclosure and

analysis to comply with the rules of Item 303 of Regulation S-K and the guidance of FR-72. We note that you do not provide any disclosure related to cost of sales, your disclosure related to sales and revenue is very limited, you do not provide price and volume analysis of your sales, you do not disclose sales by major product category, you do not quantify factors to which variances are attributed, and you do not provide sufficient analysis of the underlying reasons for factors to which variances are attributed. In addition, you do not provide disclosure of the expected impact on you of known trends. Accordingly, we believe you should revise your MD&A disclosures by:

- increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;
- using separate tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
- refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above (answering the questions of how, where, and why);
- ensuring that all material factors are quantified and analyzed;
- quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate;
- providing tabular disclosure of sales by product and finance category (for example, truck classes, parts, winches and other, leasing, wholesale financing, etc.) (see additional comment below); and
- including in tabular form key metrics that would provide greater insight into your results, such as unit sales by class, backlog by category/class, ending and/or average finance balances by subcategory, ending and/or average yield rates by category, loans or finance products outstanding, default rates, or other metrics that you believe would be useful to investors;

Please provide us with a copy of your intended revised disclosure.

15.   Please revise to include a table or tables detailing revenues both by geography (U.S., international, total) and by segment (trucks, finance, etc.) and sub-category (such as trucks, engines, parts, winches and other, interest and fees on direct financing and wholesale financing, operating lease and rental income, or other as appropriate) for each period discussed. Please include columns for dollar and percentage changes, and common size percentages to the extent you believe useful. We believe such a table or tables will significantly improve the ease of use of this information to your investors and allow you to focus the narrative text on discussion and analysis of these figures. Please provide us with a copy of your intended revised disclosure.

16.   Further, we believe disclosure of costs should be more comprehensive than that currently presented and should include separate quantification and discussion of changes in significant components of costs of sales, SG&A, interest and other finance costs, and provisions for losses on receivable. As noted above, tables will

help in this regard. Please provide us with a copy of your intended revised disclosure.

17.   Please apply all of the above comments in this letter related to results of operations disclosures to all future Form 10-Ks and Form 10-Qs, as applicable.

* * * * *

You may contact Patrick Kuhn at 202-551-3308 or me at 202-551-3380

Sincerely,

Lyn Shenk
Branch Chief